BioHarvest Sciences Inc. Management’s Discussion and Analysis For the three and six months ended June 30, 2025 (Expressed in U.S. dollars)

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) for BioHarvest Sciences Inc., together with its wholly owned subsidiaries (“BioHarvest Sciences” or “the Company”) prepared as of August 11, 2025, been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and Interpretations (collectively IFRS Accounting Standards). All amounts (other than per share amounts) are stated in U.S. dollars rounded to the nearest thousand, unless otherwise indicated.

The following information should be read in conjunction with the audited consolidated financial statements of the Company (the “consolidated financial statements”) for the year ended December 31, 2024, and the related notes to those consolidated financial statements.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company is publicly traded on the Nasdaq stock market under the symbol “BHST”, on the Frankfurt Stock Exchange under the symbol “8MV”, the Munich Stock Exchange under the symbol “8MV”, the Stuttgart Stock Exchange under the symbol “CA09076J1084.SG” and the Tradegate Exchange under the symbol “8MV”.

Continuous disclosure materials are available on our website at www.bioharvest.com. This additional information is not incorporated into this Management’s Discussion and Analysis and does not constitute a part of this Management’s Discussion and Analysis.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this MD&A are made only as of the date of this MD&A. Forward-looking statements in this MD&A may include, but are not limited to, statements with respect to: a) licensing risks; b) regulatory risks; c) change in laws, regulations and guidelines; d) market risks; e) expansion of facilities; f) history of net losses; and g) competition. Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the, nutraceutical, pharmaceutical and cosmeceutical industries, the general expectations of the Company concerning these industries and concerning the Company are based on estimates prepared by the Company using data from publicly available governmental sources, from market research and industry analysis and on assumptions based on data and knowledge of these industries, which the Company believes to be reasonable. The Company is not aware of any misstatement regarding any industry or government data presented herein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this MD&A under “Nature of the Business and Overview of Operations” as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. See “Risk and Uncertainties” for further details. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward- looking statements contained in this MD&A. The Company undertakes no obligation to update or revise any forward-looking statements.

GOING CONCERN

The Company has incurred losses from operations since its inception. As of June 30, 2025, the Company has an Accumulated Deficit of $102,836 thousands. The Company generated negative cash flows from operating activities of $2,883 thousands and a loss in the amount of $6,418  thousands for the six-month period ended June 30, 2025. As of the date of the issuance of the Unaudited Interim Condensed Consolidated Financial Statements, the Company has not yet commenced generating sufficient sales to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities. These factors raise material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s management plans to fund near-term anticipated activities based on proceeds from capital fund raising, debt instruments in the form of convertible loans, short-term loans, long-term loans and future revenues.

The Unaudited Interim Condensed Consolidated Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NATURE OF BUSINESS AND OVERVIEW OF OPERATIONS

1.Summary

BioHarvest Sciences Inc. (the “Company” or “BioHarvest Sciences”) was incorporated under the Business Corporations Act of British Columbia on April 19, 2013.

2.Corporate Structure

3.Overview of the business

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the Company to grow, in bioreactors at an industrial scale, the active and beneficial ingredients in certain fruits and plants without the need to grow the plant itself. The Botanical Synthesis Platform Technology is a non-genetically modified organism platform that can produce plant cells with higher concentrations of active ingredients (as compared to those that are produced naturally), as well as high levels of solubility and bio-availability. The Botanical Synthesis Platform Technology is economical, ensures consistency and avoids the negative environmental impacts associated with traditional agriculture by providing consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants, such as pesticides, heavy metals and residues.

The Company is currently focused on utilizing the Botanical Synthesis Platform Technology to develop the next generation of science-based and clinically proven health solutions through its two (2) business units:

1.The Products Business Unit, comprising:

(a)Nutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions which are manufactured and sold as dietary supplements and/or functional food (capsules, powders, chews and other delivery mechanisms such as coffee, teas and electrolyte-enhanced beverages); and

(b)Cosmeceuticals: Research and development for future manufacturing, marketing and sales of science-based health and cosmeceutical solutions which are to be developed, manufactured and sold as cosmetic products; and

2.The CDMO Services Business Unit comprising a CDMO that offers customers from the pharmaceuticals, cosmeceuticals, nutraceuticals and nutrition industries, through an end-to-end service agreement, the development and manufacturing of specific plant-based active molecules.

Products Business Unit Activities:

I.Nutraceuticals

The Company is engaged in the research and development of science-based health and wellness solutions for the nutraceutical industry. The Company’s first product entry into this market is a polyphenol/anti-oxidant superfruit product called VINIA®, which is a red grape powder that supplies the benefits of red wine consumption but without the sugar, calories and alcohol found in wine.

VINIA® is made of red grape (Vitis vinifera) cells grown in the Company’s proprietary bioreactor facility. VINIA® is a fine, dry pink-purple powder containing a matrix of polyphenols (with a high concentration of piceid resveratrol) in their natural state (as can be found in red wine) that has additive and synergistic benefits. One of the main active ingredients in VINIA® is piceid resveratrol, maintaining the quality and inherent benefits present in nature without any solvent extraction or genetic modification. VINIA® is soluble when integrated with various liquids or cosmetics.

The Company has invested over $80 million, primarily in R&D activities, to support the business. This investment has enabled the Company to develop a disruptive technology platform which mirrors nature and allows it to efficiently produce plant cells that are identical to those originally sourced from the parent plant, ensuring optimal bio-availability and efficacy of the secondary metabolites.

In terms of manufacturing capacity, the Company has established a 20-25 tons manufacturing facility and commenced implementation of the required technology and process improvements to drive significant cost reduction through economies of scale.  This facility received Good Manufacturing Practice (GMP) approvals from the Israeli Ministry of Health in October 2021 as well as key ISO certifications. The Company completed the biological technology transfer to the new manufacturing facility in March 2022 and has commenced actively scaling up its manufacturing of VINIA® red grape cells at this new facility. This enables the Company to better meet the increasing demand for VINIA ® which is driven from the US market as a result of the Company’s marketing activities. The Company has continued to increase the capacity of its Bioreactors over the past 24 months and at the end of Q1, 2025, completed the transition to using 1,200L bioreactors.

In Q2 2025, VINIA® revenues increased by 35% versus the comparable period in the previous year. This continues to be a major demonstration of the Company’s ability to scale its VINIA® business using its Botanical Synthesis technology. Importantly, as a result of the aggressive scaling of the business and management’s focus on driving efficiencies where possible across the value chain, the Company continues to improve gross profit margin levels of the Products business unit, realizing a gross profit margin increase to 59% (for the Products business unit) during the second quarter of 2025 as compared to 53% during the comparable period in the previous year. Management continues to focus on accelerating revenue momentum and improving gross profit margins as well as marketing efficiencies.

The Company reached a major milestone on its VINIA® business in February 2025 with achieving the milestone of $50 Million USD in cumulative sales, with the vast majority of sales occurring since launching in the US in May 2021 as well as achieving more than 50,000 active subscribers in its North America operations. The Company expects continued momentum in its sales growth of VINIA® driven by its core capsule business as well as its pipeline of VINIA® driven innovation.

The Company has a well-developed innovation pipeline in its Products business unit. Over the course of the last 18 months, the Company has  introduced a number of new products under the VINIA® brand disrupting major billion dollar categories The Company successfully launched VINIA® Superfood Coffee in 2024 and launched a VINIA® Superfood Tea line up of 4 flavors in December 2024, , which continues to gain revenue momentum and in February was launched on Amazon and in June, the Company launched 2 of these flavors (English Breakfast Tea and Matcha Green Tea) in a K-Cup compatible format via its web site and Amazon. The Company’s successful initial launch of its Keurig compatible VINIA Superfood Coffee pods and VINIA® SuperFood Teas has demonstrated that its “VINIA Inside” strategy is working as the Company delivers on its promise to consumers of delivering “Superior Science, Superior Efficacy and Superior Taste” in billion dollar categories like tea and coffee where consumers are yearning for products with improved health and wellness credentials and have a high willingness to pay a premium for these products.

To continue its focus on disrupting billion-dollar categories, in June 2025, the Company launched its VINIA® supplement in a more potent formulation in a Chew like delivery mechanism. VINIA® 2X Formula Chew is enabling the VINIA® brand to target a younger consumer base with this chew delivery system and with a formula which has twice the potency. The Company utilizes this VINIA® 2X Formula Chew to target athletes and super active consumers who are looking for a more potent version of VINIA® to generate the incremental physical energy and mental alertness they require. Given the focus of this formulation to fit the needs of amateur and professional athletes, every batch of the product is 3rd party certified by “Informed Sport”. “Informed Sport” is the world’s leading testing and certification program for brands producing sports and nutritional supplements. Designed for elite sport, it protects athletes from inadvertent doping caused by supplements contaminated with banned substances. As such, it is recognized by sporting and governing bodies, anti-doping bodies and nutrition industry organizations, and the armed and special forces. The initial consumer feedback and revenue levels of VINIA 2X Formula Chew have been extremely encouraging and the Company is optimistic that with continued marketing activities, that this product will play an important role in the Company’s portfolio.

The Company is also currently completing final plans to expand its VINIA® portfolio to include a VINIA® BloodFlow Hydration Electrolyte Powdered Beverage Mix in Q4, 2025 to disrupt the multi-billion dollar US Hydration market. The Company will launch a highly differentiated proposition in the market.  While many other hydration drinks focus on what goes in your body, VINIA’s Bloodflow Hydration Solution focuses on where it goes by improving your blood flow. Better blood flow delivers the needed oxygen, fluids, electrolytes, and nutrients to your organs, muscles, tissues, and cells—right where hydration matters most. The product will contain the equivalent of one capsule of VINIA red Grape Powder plus a unique combination of naturally derived electrolytes including sodium salt from the Irish Sea, potassium from coconut water, and magnesium from the ocean bed. The Company will also be investing in having this product 3rd party certified by “Informed Sport” so that it can be utilized by professional athletes.

The Company on March 4th, 2025, announced new ‘in-vitro’ test results for the Company’s proprietary new Olive Cell compound, which showed reduced fat accumulation in human liver cells. Fat accumulation in the liver is a leading cause of non-alcohol fatty liver disease (NAFLD), which affects 30-40% of U.S. adults. The Company demonstrated that in human hepatic (liver) cells, the Olive Cell compound mitigated fat accumulation in a liver steatosis model as well as in experimental models of liver fibrosis. In addition, the Olive Cell compound also succeeded in reducing the level of collagen type 1 in XL-2 cells in an in-vitro fibrosis model. The Company attributes the positive test results of reducing fat accumulation in liver cells to the high levels of Verbascoside (a plant-derived polyphenol with known anti-inflammatory properties that have been researched for a variety of effects on the liver) in the Company’s Olive Cell compound. Based on these results and additional studies to be conducted in 2025, the Company expects to begin selling the Olive Cell product in 2026 as a nutraceutical product, while continuing to explore the potential of partnering with a pharmaceutical company to provide the olive cell composition via a different regulatory path as part of its CDMO model.

II.Cosmeceuticals

Since Q1 2023, the Company has spent significant resources investigating the opportunities that exist for its Red Grape Cell molecules in the growing beauty and cosmetics skincare market. The skin care market in the United States is worth approximately US$23 billion as of 2023, and the Company believes that consumers are searching for new natural and natural origin molecules to better address their skin care needs.

In Q1 2023, the Company conducted a small-scale skin care assessment in Seoul, South Korea (the “Skin Care Assessment”), which received positive anecdotal feedback from all participants regarding their various skin ailments, such as atopic dermatosis, psoriasis, facial redness and folliculitis, after using VINIA®.

Based on the positive results of the Skin Care Assessment, the Company plans to bring to the USA market, a VINIA cosmeceutical product which will include its VINIA supplement combined with a VINIA powered topical solution such as a skin moisturizer. The Company is working with a major renowned skin care topical solution contract manufacturer to finalize its topical solution and plans to conduct a clinical study in the United States to assess the efficacy of this unique VINIA®

solution on skin health promotion. The Company plans to launch this product in the US market by the end of 2026.

Contract Development and Manufacturing Organization (“CDMO”) Services Business Unit:

In Q1 2024, the Company announced the launch of its CDMO Services Business Unit, including its entry into two (2) development agreements to develop complex molecules.

This CDMO Services Business Unit allows pharmaceutical, cosmeceutical, nutraceutical and nutrition industry companies the opportunity to partner with the Company to utilize the Botanical Synthesis Platform Technology through a CDMO contracting model. The Botanical Synthesis Platform Technology enables the development and manufacturing of patentable plant-based small molecules, complex molecules and unique compositions, which include both small and complex molecules. The Botanical Synthesis Platform Technology can develop complex molecules, otherwise known as biologics, which have a number of unique advantages, including lower costs of development and manufacturing, a faster speed of development and non-immunogenic properties that enhance safety. As a result of these advantages, the Company has decided to name these unique plant-derived complex molecules BIOLOGICS+. BIOLOGICS+ will help address unmet needs in the health industry across pharmaceutical, nutraceutical, cosmeceutical and nutrition verticals.

On December 11, 2024, the Company announced a new partnership with Tate and Lyle, a global leader in sweetener, mouthfeel and fortification ingredients to develop the next-generation of proprietary plant-based molecules to address increasing consumer desire for affordable, nutritious and more sustainable plant-derived food and beverage ingredients. The new partnership between Tate & Lyle and the Company will focus on developing the next generation of sweeteners – botanical sweetening ingredients using plant-derived molecules.

On May 12, 2025, the Company announced that the Company’s previously announced CDMO contract with a Nasdaq-listed pharmaceutical company has progressed from Stage 1 to Stage 2 – providing further validation of the versatility of the Company’s Botanical Synthesis platform to develop active pharmaceutical compounds while concurrently paving the road for potential future volume manufacturing. Stage 1 of the contract, launched in early 2024, focused on sourcing the required plants to develop a compound used to produce an approved drug product. Completion of Stage 1 indicates that the Company’s research team successfully isolated the cells of the target plant and mirrored, magnified and multiplied those cells in petri dishes using the Company’s proprietary Botanical Synthesis platform. Stage 2 involves the delivery of a sufficient amount of biomass to be tested for suitability and involves the development of optimal growing conditions in liquid media. Upon successful completion, the company would transfer to small and medium scale production and ultimately enter production of commercial volumes of the target compound.

On May 21, 2025, the Company announced a new contract to develop a plant-based fragrance compound derived from a plant that is under significant threat due to over harvesting and habitat loss. This agreement is with a new commercial partner targeting the multi-billion-dollar fragrance and scents market.

The Company currently has a number of customers in its short-term pipeline and expects to sign additional strategic contracts during 2025 with customers from the pharmaceutical, nutraceutical, cosmeceutical and food ingredients/nutrition industries. Ahead of the signing of this Stage 1 contract, the Company leveraged its advanced AI-assisted research capabilities to identify the specific plant species most likely to develop into the required cell bank for future efficient production of the targeted fragrance and scent molecules. This new contract builds on the Company’s growing CDMO portfolio and demonstrates the versatility of its platform to address new verticals, including the multi-billion-dollar fragrance and scents market.

Environmental, Social and Governance Reporting:

On September 2021 the Company announced the publication of its inaugural Environmental, Social, and Governance (ESG) Report, detailing the Company’s performance and ongoing commitment to creating a sustainable future. The report is aligned with the United Nations Sustainable Development Goals and the reporting requirements of the Task Force on Climate-Related Financial Disclosures and the Sustainability Accounting Standards Board.

On September 6, 2022, Business Intelligence Group awarded the Company its prestigious Sustainability Leadership Award. The award recognizes the sustainability impact of the Company’s Botanical Synthesis platform technology, which enables industrial production of plant metabolites without growing the plant itself. The Company received the award with other industry thought leaders such as AstraZeneca, Agilent, and Honeywell.

In addition, the Company has completed its own Supplier Code of Conduct for its ecosystem of supply chain partners and has commenced rolling this out and plans to complete the roll out of this policy by end of 2025.

During 2024, the Company has also completed the development of critical HR policies such as a “Belonging, Inclusion, Diversity and Equity Policy”, a “Whistle Blower Policy” and a “Grievance Policy”. The Company has rolled out these policies to all employees of the Company in Q2, 2025.

Significant Developments

To better understand the Company’s financial results, it is important to gain an appreciation of the significant events, transactions and activities that occurred during or have affected the period under review up to and including the date of this MD&A.

1.On May 27, 2024, the Company’s shareholders approved a 35-for-1 share consolidation (hereinafter referred to as the Share Consolidation) of the Company’s common shares pursuant to which the holders of the Company’s common shares received one common share for every 35 common shares held. The 35:1 Share Consolidation was approved by the Canadian Securities Exchange and is effective from June 3, 2024. All common shares (issued and unissued) were consolidated on the basis that every 35 common shares of no-par value were consolidated into 1 common share of no-par value.

2.During the six-month period ended June 30, 2025, the Company received $7,336 thousands to its loan facilities.

3.On April 11, 2025, the Company announced the first closing of its loan facilities.

4.On June 3, 2025, the Company announced a second closing of its loan facilities.

5.Following June 30, 2025, the Company received $750 thousands as part of a new convertible loan facility.

Selected Information

	Three-month period ended		Six-month period ended
	June 30,		June 30,
	2025	2024	2025	2024
	USD in thousands
Revenues	8,515	6,027	16,375	11,371
Net loss and comprehensive loss	4,080	687	6,418	7,268
Basic and diluted loss per share (*)	(0.24)	(0.04)	(0.37)	(0.48)

(*)Restated for giving effect to the reverse stock split (see also ‘Significant Developments’ item 1)

	As at June 30,
	2025	2024	2023
	USD in thousands

Total Assets	27,798	27,014	10,522
Total current liabilities	17,105	8,938	12,890
Total non-current liabilities	14,916	11,374	3,789

Three-month period ended June 30, 2025, compared to the three-month period ended June 30, 2024:

Revenues were $8,515 thousands for the three months ended June 30, 2025, of which 95% relate to the Products Business Unit of the Company, as compared to $6,027 thousands during the same period in the prior year. The increase of 41% in the three months period ended June 30 2025 as compared to the same period in the prior year is a result of the Company’s significant scaling of its business-to-consumer and medical practitioner focused e-commerce strategy.

Cost of revenues were $3,429 thousands for three months ended June 30, 2025, as compared to $2,925 thousands during the same period in the prior year. The increase is due to growth in production, demand and sales during the period.

Gross margins were 59.7% for three months ended June 30, 2025, as compared to 51.5% during the same period in the prior year. The increase in gross margins was a result of the Company’s continuing focus on cost reduction and production scaling.

Research and development expenses were $1,337 thousands for three months ended June 30, 2025, as compared to $1,088 thousands during the same period in the prior year. The change is mainly due to an increase in salary and wages as a result of increasing headcount to support growth (related to the CDMO services business unit) as well as professional fees and travel to support both segments.

Sales and marketing expenses, which relate mainly to the Products Business Unit were $3,987 thousands for three months ended June 30, 2025, as compared to $2,812 thousands during the same period in the prior year. The change is due to the higher marketing expenditure and an increase in salary and wages as a result of increasing the headcount to support growth in both segments.

General and administrative expenses were $1,577 thousands for three months ended June 30, 2025, as compared to $978 thousands during the same period in the prior year. The change is due to an increase in salary and wages as a result of increasing headcount and professional fees required to support sales growth in both segments.

Finance expenses, net were $2,226 thousands for three months ended June 30, 2025, as compared to finance income of $1,089 thousands during the same period in the prior year. The Company’s net finance income for the three months period ended June 30, 2024 was driven by non-cash fair value adjustment of the Company’s derivative instruments.

The Company’s net finance expenses, for the three months period ended June 30, 2025 were driven by non-cash exchange rate impact, related to the Company’s leases liability (classified as a financial liability), as well as interest payments on the Company’s loans. Finance expenses are incurred to support both of our business segments.

Most of the Company’s finance expenses during the three-month period ended June 30, 2025, were driven from a non-cash transaction such as exchange rate adjustments on financial liabilities.

Six-month period ended June 30, 2025, compared to the three-month period ended June 30, 2024:

Revenues were $16,375 thousands for the six months ended June 30, 2025, of which 96% relate to the Products Business Unit of the Company, as compared to $11,371 thousands during the same period in the prior year. The increase of 44% in the six months period ended June 30 2025 as compared to the same period in the prior year is a result of the Company’s significant scaling of its business-to-consumer and medical practitioner focused e-commerce strategy.

Cost of revenues were $6,694 thousands for six months ended June 30, 2025, as compared to $5,266 thousands during the same period in the prior year. The increase is due to growth in production, demand and sales during the period.

Gross margins were 59.1% for six months ended June 30, 2025, as compared to 53.7% during the same period in the prior year. The increase in gross margins was a result of the Company’s continuing focus on cost reduction and production scaling.

Research and development expenses were $2,582 thousands for six months ended June 30, 2025, as compared to $2,122 thousands during the same period in the prior year. The change is mainly due to an increase in salary and wages as a result of increasing headcount to support growth (related to the CDMO services business unit) as well as professional fees and travel to support both segments.

Sales and marketing expenses, which relate mainly to the Products Business Unit were $7,668 thousands for six months ended June 30, 2025, as compared to $5,376 thousands during the same period in the prior year. The change is due to the higher marketing expenditure and an increase in salary and wages as a result of increasing the headcount to support growth in both segments.

General and administrative expenses were $2,965 thousands for six months ended June 30, 2025, as compared to $1,807 thousands during the same period in the prior year. The change is due to an increase in salary and wages as a result of increasing headcount and professional fees required to support sales growth in both segments.

Finance expenses, net were $2,807 thousands for six months ended June 30, 2025, as compared to $4,068 thousands during the same period in the prior year. The decrease is primarily the result of non-cash fair value adjustments recorded in the six months period ended June 30, 2024 related to the Company’s derivative instruments. Finance expenses are incurred to support both of our business segments. Most of the Company’s finance expenses during the six months period ended June 30, 2025, were driven from a non-cash transaction such as exchange rate adjustments on financial liabilities.

Summary of Quarterly Results

The following represents the summarized quarterly financial results for the past eight quarters:

	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
	USD in thousands
Revenues	8,515	7,860	7,278	6,539
Net loss before income taxes	4,041	2,300	2,948	2,689
Net loss	4,080	2,338	2,956	2,689
Net loss per share (*)	0.24	0.13	0.17	0.16

	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
	USD in thousands
Revenues	6,027	5,344	4,520	3,239
Net loss before income taxes	687	6,581	7,235	1,727
Net loss	687	6,581	7,235	1,727
Net loss per share (*)	0.04	0.48	0.53	0.13

(*)Restated for giving effect to the reverse stock split (see also ‘Significant Developments’ item 1)

Financial instruments and risk management

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures to these financial risks to limit any negative impact on the Company’s financial performance and position. The Company’s financial instruments are its Cash and cash equivalents, Restricted cash, Trade accounts receivable, Other accounts receivable, Trade accounts payable, Other accounts payable and Liability to Agricultural Research Organization. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions, including the segregation of duties and the application of financial control principals. The risks arising from the Company’s financial instruments are mainly currency risk and liquidity risk. The Company has no interest rate risk as the balances exposure to interest is minimal. The risk management policies employed by the Company to manage these risks are discussed below.

Foreign currency risk

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company is exposed to currency risk to the extent that there is a mismatch between the currency in which it is denominated and the respective functional currency of the company. The currencies in which some transactions are primarily denominated are CAD, US dollars and NIS. The Company’s policy is not to enter into any economic hedging transactions to neutralize the effects of foreign currency fluctuations.

Liquidity and Capital resources

The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis whereby the Company is assumed to be able to realize its assets and discharge its liabilities in the normal course of operations. The unaudited interim condensed consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern assumption was not appropriate for the unaudited interim condensed consolidated financial statements, then adjustments of a material nature would be necessary in the carrying value of assets such as property and equipment, liabilities, the reported expenses, and the balance sheet classifications used. Management continues to pursue financing opportunities for the Company to ensure that it will have sufficient cash to carry out its planned programs beyond the next year.

At June 30, 2025, the Company had cash and cash equivalents of $3,727 thousands (June 30, 2024, $5,168 thousands). The Company had current assets of $10,326 thousands (June 30, 2024, $9,255 thousands) and current liabilities of $17,105 thousands (June 30, 2024, $8,938 thousands).

At June 30, 2025, the Company had net working capital of negative $6,779 thousands (June 30, 2024, negative $317 thousands).

During the six months ended June 30, 2025, the Company’s overall position of cash and cash equivalents increase by $1,353 thousands (June 30, 2024, decreased by $201 thousands). This change in cash and cash equivalents can be attributed to the following:

•The Company’s net cash used in operating activities during the six months ended June 30, 2025, was $2,883 thousands as compared to net cash used of $2,536 thousands for the six months ended June 30, 2024. The amount is primarily a result of the losses incurred in the operations of the Company.

•The Company’s net cash used in investing activities during the six months ended June 30, 2025, was $1,272 thousands as compared to net cash used of $2,155 thousands for six months ended June 30, 2024. The amounts are used primarily for the purchase of property and equipment to support the Company’s production capacity as well as revenue growth.

•The Company’s net cash provided by financing activities during the six months ended June 30, 2025, was $5,508 thousands as compared to net cash used in financing activities of $4,490 thousands for the six months ended June 30, 2024.

Since the Company will not be able to generate cash from its operations in the foreseeable future, the Company will have to rely on the issuance of shares or the exercise of options, warrants and loans to fund ongoing operations and investment. The ability of the Company to raise capital will depend on market conditions and it may not be possible for the Company to issue shares on acceptable terms or at all.

Off Balance Sheet Agreements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations or arrangements with respect to any obligations under a variable interest equity arrangement.

Transactions with Related Parties

The Company’s key management personnel have the authority and responsibility for overseeing, planning, directing, and controlling the activities of the Company. Key management personnel include members of the Board of Directors, the Chief Executive Officer and the Chief Financial Officer.

The compensation earned by key management for the three and six months period ended June 30, 2025, and 2024, was as follows:

Related party transactions:

	Three months ended June 30, 2025	Six months ended June 30, 2025	Three months Ended June 30, 2024	Six months Ended June 30, 2024
Compensation of key management personnel of the Company:
CEO Management fees	211	402	87	204
Chairman of the Board Management fees	158	314	99	231
CFO Management fees	45	103	8	15
Directors Management fees	57	107	-	-
Share based compensation to CEO	-	-	-	-
Share based compensation to Chairman of the Board	-	-	-	-
Share based compensation to CFO	1	3	-	-
Other related party transactions:
Accrued interest to a close member of the Chairman of the Board	30	62	-	-
Accrued interest to CFO	8	16	-	-
Issuance of shares to Directors (*)	-	-	-	142
Issuance of units of securities to Directors (**)	-	-	50	50
Share-based compensation to Directors	3	8	-	-

Related party balances:

As of June 30,	2025	2024
Due to the CEO	258	29
Due to the Chairman of the Board	741	-
Due to the CFO	259	-

Bonus plan

The Company’s Chairman of the Board, CEO, CFO and key management employees are entitled to receive an annual bonus based on performance.

(*) Issuance of shares to Directors

On March 28, 2024, in connection with the issuance of convertible loan A (referring to the Company’s annual financial statements as of December 31, 2024, for further details regarding convertible loan A), a director of the Company converted his carrying amount which consist of principal and accrued interest into 21,744 common shares.

(**) Issuance of unit of securities

On June 28, 2024, in connection with the private placement financing, an independent director of the Company participated by investing an aggregate amount of $50 which resulted in the issuing of 7,000 units.

Critical Accounting Estimates and Judgements

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

1.Liability to Agricultural Research Organization

The Company measures the liability to the Agricultural Research Organization, each period, based on discounted cash flows derived from the Company’s future anticipated revenues. The discount rate reflects the market rate.

2.Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by the Black-Scholes pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

3. Initial allocation of proceeds between equity and liability components:

Upon issuance of hybrid instrument, the Company must allocate the total proceeds between the liability and equity components based on their relative fair values at inception. Typically, the liability component is measured first, using a discounted cash flow model to estimate the fair value of the debt without the equity component. The residual amount, representing the difference between the total proceeds and the fair value of the liability, is then allocated to the equity component.

Common Share Data

As at the date of this MD&A, the Company had the following securities issued and outstanding:

Type of Security	Number Outstanding
Common shares	17,333,430
Stock options	1,881,135
Warrants	2,101,925
RSU	5,400

Investor Relations Contracts

MZHCI, LLC

Pursuant to the investor relations agreement dated February 15, 2024 (the “MZ Group Agreement”) between the Company and MZHCI, LLC (the “MZ Group”), the MZ Group provides investor relations services to the Company. In consideration for the MZ Group’s services:

•The MZ Group receives a monthly cash fee of USD $18,500

•Certain individuals providing the services from the MZ Group received an aggregate of 13,600 Options, with each Option exercisable at C$7.875 to acquire one (1) Common Share; and

•The MZ Group is entitled to receive performance-based cash bonuses.

On July 23, 2025 the Company signed an amendment to the above mentioned investor relations agreement, amending the monthly cash fees to USD $14,500.

The amendment is automatically renewed every one month.

LifeSci Advisors, LLC

Pursuant to the investor relations agreement dated July 15, 2025 (the “LifeSci Agreement”) between the Company and LifeSci Advisors, LLC (the “LifeSci”), LifeSci provides investor relations services to the Company. LifeSci is entitled for a monthly cash fee of USD $15,000.

The term of the LifeSci agreement is 4 months.

Contractual Obligations

The Company has no contractual obligations that have not been disclosed.

Risks and Uncertainties

Global Economic Uncertainty. The Company’s ability to raise capital is subject to the risk of adverse changes in the market value of the Company’s share price. Periods of macroeconomic weakness or recession and heightened market volatility caused by adverse geopolitical developments could increase these risks, potentially resulting in adverse impacts on the Company’s ability to raise further capital on favorable terms. The impact of geopolitical tension, such as the conflict in the Middle East, a deterioration in the bilateral relationship between the US and China or an escalation in conflict between Russia and Ukraine, including any resulting sanctions, export controls or other restrictive actions that may be imposed by the US and/or other countries against governmental or other entities in, for example, Russia, also could lead to disruption, instability and volatility in global trade patterns, which may in turn impact the Company’s ability to source necessary raw materials and other inputs for manufacturing or the Company’s ability to close new revenue generating orders.

On October 7, 2023, an attack was launched against Israel by Hamas (a terror organization) which thrust Israel into a state of war (hereinafter: “The state of war”) in Israel and in Gaza strip. At the same time, there is also a war between Israel and Hezbollah in Lebanon. The company is continuing with its operations both in Israel and globally, as the state of war had no material impact on its operations or business result. While none of the Company’s facilities or infrastructure have been damaged since the war broke out on October 7, 2023, the import and export of goods may experience disruptions in and out of Israel as a result of such war. During November 2024, a ceasefire in Lebanon was declared. During January 2025, Israel and Hamas have agreed to a Gaza three-phase ceasefire agreement and partial hostage release, the first six-week phase of such ceasefire began on January 19, 2025.

In June 2025, a significant escalation in hostilities occurred between Israel and Iran, resulting in widespread military operations. On June 24, 2025, Israel and Iran agreed on an immediate ceasefire.

Whilst hostilities have continued in Gaza, it is not expected to have any significant disruptive impact on the Company’s operations in Israel.

Market Risks. The Company’s securities trade on public markets and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short-term time horizons and long-term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Financing Risks. The Company will be dependent on raising capital through a combination of debt and/or equity offerings. There can be no assurance that the capital markets will remain favorable in the future, and/or that the Company will be able to raise the financing needed to continue its business at favorable terms, or at all. Restrictions on the Company’s ability to finance could have a material adverse outcome on the Company and its securities.

Share Price Volatility and Price Fluctuations. In recent years, the securities markets all over the world have experienced a high level of price and volume volatility, and the market prices of securities of many corporations have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Key Personnel Risks. The Company’s efforts are dependent to a large degree on the skills and experience of certain of its key personnel, including the board of directors. The Company does not maintain “key man” insurance policies on these individuals. Should the availability of these persons’ skills and experience be in any way reduced or curtailed, this could have a material adverse outcome on the Company and its securities.

General Business Risk and Liability. Given the nature of the Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risk facing the Company, its directors, officers and employees in this respect includes potential liability for violations of securities laws, breach of fiduciary duty or misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

Competition. There is the potential that the Company will face intense competition from other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Company. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope and other economies of scale. Increased competition between larger, better-financed competitors with geographic or other structural advantages could materially and adversely affect the business, financial condition and results of operations of the Company. To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

Reliance on Key Business Inputs. The Company’s business is dependent on a number of key inputs and their related costs including raw materials and suppliers related to its growing operations as well as electricity, water, and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Any liability to secure required supplies and services or to do so on appropriate terms could also have a materially adverse impact on the business, financial condition, and operating results of the Company.

Potential product recalls. Manufacturers and distributers of products are sometimes subjected to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packing safety and inadequate or inaccurate labeling disclosers. If the Company’s product is recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall.

The Company may lose a significant number of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Company had detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problem will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuit. Additionally, if one of the Company’s products was subject to recall, the image of the Company could be harmed. A recall for any one of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company.

History of Net Losses; Accumulated Deficit; Lack of Revenue from Operations. The Company has incurred net losses to date. The Company may continue to incur losses. There is no certainty that the Company will operate profitably or provide a return on investment in the future.

Uninsurable risks. The Company may become subject to liability for events against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company’s financial position.

No History of Dividends. Since incorporation, the Company has not paid any cash or other dividends on its common stock and does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance the Company’s operations. The Company will need to achieve profitability prior to any dividends being declared.

OTHER INFORMATION

Additional information related to the Company, is available for viewing on SEDAR+ at www.sedarplus.ca. This additional information is not incorporated into this Management’s Discussion and Analysis and does not constitute a part of this Management’s Discussion and Analysis.